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Canada Southern Petroleum rejects Petro-Canada's unsolicited offer

Prince George Citizen
Fri. 26 May 2006
Page: 32
Section: Business
Byline:
Dateline: CALGARY
Source: Canadian Press

CALGARY (CP)—Canada Southern Petroleum's board (TSX:CSW) rejected Petro-Canada's unsolicited, $113-million-US takeover bid Thursday, saying the offer fails to recognize the "strategic value" of its Arctic natural gas assets.

Two weeks after Petro-Canada's (TSX:PCA) ended negotiations with the junior gas producer and put the hostile bid directly to its shareholders, Canada Southern has opened a data room to encourage white knight bidders to trump the $7.50 US per-share offer.

Calgary-based Canada Southern also questioned Petro-Canada's urgency in completing the deal, suggesting the big integrated oil company was eyeing vast natural gas reserves located in Canada's Arctic to supply its proposed gas terminal in Quebec.

"We believe Petro-Canada's offer is financially inadequate and fails to recognize the economic and strategic value of Canada Southern's Arctic assets," Richard McGinity, Canada Southern chairman, said Thursday.

"At a time when geopolitical instability in Nigeria, the Middle East, Russia and South America is threatening the supply of oil and natural gas, the Arctic islands are coming to the fore as a significant, discovered and secure resource with the potential for ready access to key North American markets, including through Petro-Canada's proposed (liquefied Natural gas) plant at Gros Cacouna, Que."

Canada Sourthern has a small amount of conventional gas production from acreage in the Yukon, northeastern B.C. and Southern Alberta.

But the main attraction is the company's stake in the Arctic islands — and its interest in seven discovery licences — that it now shares with Petro-Canada. Its interests in the Arctic cover more than 710 square kilometres and its natural gas estimates there were made 21 years ago, back in 1985.

McGinity told analysts Thursday that independent reserve estimates for the Arctic islands ranged as high as 20 trillion cubic feet of gas. "That is a large field by any measure."

While Arctic island gas reserves are currently stranded with no way to get to markets, Canada Southern believes they will soon be "Economically viable," by liquefying it and shipping it on tankers to terminals across North America.

Petro-Canada denied that it is eying Arctic gas for its Gros Cacouna plant, even though the company is still without import supply as negotiations with Russian giant Gazprom enter a second year and appear to have a long way to go.

"It's public record that out Gros Cacouna plant is scheduled to be on stream in 2009. That would be well before any potential Arctic development," spokeswoman Michelle Harries said Thursday.

On the Toronto stock market Thursday, Petro-Canada shares rose $2.12 or 4.55 per cent to close at $48.70 on a positive day for the energy sector.

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Canada Southern shares rose 35 cents or nearly four per cent to close at $9.55, a gain of nearly 80 per cent from the pre-bid price.

© 2006 Prince George Citizen

Edition: Final
Story Type: Business
Length: 458 words

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